SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/12/022

1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
497,420

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
497,420


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
497,420(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.45%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
832,769

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
832,769


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
832,769 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.45%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
832,769

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
832,769


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
832,769 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.45%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Constitutes Amendment #1 to the schedule 13d filed
August 22, 2022. Except as specifically set forth herein, the Schedule 13d remaines unmodified





ITEM 4. PURPOSE OF TRANSACTION
The filing persons have had discussions with management about their shareholder proposal that the Board of Trustees take steps to cause Delaware Enhanced Global Dividend and Income Fund (DEX) to be liquidated or converted to (or merged with) an exchange traded fund (ETF) or an open-end mutual fund if shareholders do not approve the proposed merger of DEX into Abrdn Global Dynamic Dividend Fund at a special meeting of shareholders expected to be held on November 9, 2022.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 08/05/2022 there were 11,179,969 shares of common stock outstanding as of 5/31/2022. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of September 19, 2022 Bulldog Investors, LLP is deemed to be the beneficial owner of 497,420 shares of DEX (representing 4.45% of DEX's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.

As of September 19, 2022, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 832,769 shares of DEX (representing 7.45% of DEX's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose of and vote 497,420 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of DEX's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 335,349 shares.


c) Since the last filing on 8/22/22 the following shares of DEX were bought.

Date			Shares		 Price
9/19/2022		25,000		7.5540
9/19/2022		3,372		7.5897
9/16/2022		16,097		7.6339
9/16/2022		3,435		7.5600
9/16/2022		11,628		7.6238
9/15/2022		26,496		7.6953
9/15/2022		8,000		7.6916
9/15/2022		5,496		7.7445
9/14/2022		1,589		7.7600
9/13/2022		1,500		7.7973
9/12/2022		11,400		7.9617
9/6/2022		15,362		7.6399
9/1/2022		8,870		7.6789
8/31/2022		12,210		7.7599
8/30/2022		2,619		7.7600
8/29/2022		1,301		7.8223
8/28/2022		20,963		7.8996
8/27/2022		4,037		7.9821
8/26/2022		14,000		7.9100
8/24/2022		20,599		7.9399
8/23/2022		16,015		7.9378
8/22/2022		13,386		7.8996



d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/20/2022

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.